SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)
Homex Development Corp.
(Translation of registrant’s name into English)

(Name of Issuer)
Common Shares

(Title of Class of Securities)
25030W100

(CUSIP Number)
Javier Romero Castañeda
Boulevard Alfonso Zaragoza M. 2204 Norte
80020 Culiacán, Sinaloa, Mexico
Tel. (52667) 758-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Michael L. Fitzgerald, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005
(212) 530-5224
February 7, 2008

(Date of Event Which Requires Filing of this Statement)
          If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

CUSIP No. :

1	NAME OF REPORTING PERSON: Eustaquio Tomás de Nicolás Gutiérrez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		134,195,858*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

134,195,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

134,195,858*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.95%**

14	TYPE OF REPORTING PERSON:

IN
*131,338,713 shares are held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the following de Nicolás family members: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez; 2,857,145 shares are held by a Technical Committee for the benefit of the foregoing de Nicolás family members and such shares are to be transferred directly to the Trust. The Technical Committee, which is comprised of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros has voting and dispositive control over all of the shares.
**Based on 335,869,550 Shares issued and outstanding, as reflected in the Issuer’s Annual Report on Form 20-F for the Year ended December 31, 2006.

SCHEDULE 13D

CUSIP No. :

1	NAME OF REPORTING PERSON: Jose Ignacio de Nicolás Gutiérrez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		134,195,858*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

134,195,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

134,195,858*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.95%**

14	TYPE OF REPORTING PERSON:

IN
*131,338,713 shares are held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the following de Nicolás family members: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez; 2,857,145 shares are held by a Technical Committee for the benefit of the foregoing de Nicolás family members and such shares are to be transferred directly to the Trust. The Technical Committee, which is comprised of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros has voting and dispositive control over all of the shares.
**Based on 335,869,550 Shares issued and outstanding, as reflected in the Issuer’s Annual Report on Form 20-F for the Year ended December 31, 2006.

SCHEDULE 13D

CUSIP No. :

1	NAME OF REPORTING PERSON: Gerardo de Nicolás Gutiérrez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		134,195,858*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

134,195,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

134,195,858*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.95%**

14	TYPE OF REPORTING PERSON:

IN
*131,338,713 shares are held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the following de Nicolás family members: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez; 2,857,145 shares are held by a Technical Committee for the benefit of the foregoing de Nicolás family members and such shares are to be transferred directly to the Trust. The Technical Committee, which is comprised of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros has voting and dispositive control over all of the shares.
**Based on 335,869,550 Shares issued and outstanding, as reflected in the Issuer’s Annual Report on Form 20-F for the Year ended December 31, 2006.

SCHEDULE 13D

CUSIP No. :

1	NAME OF REPORTING PERSON: Julian de Nicolás Gutiérrez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		134,195,858*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

134,195,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

134,195,858*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.95%**

14	TYPE OF REPORTING PERSON:

IN
*131,338,713 shares are held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the following de Nicolás family members: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez; 2,857,145 shares are held by a Technical Committee for the benefit of the foregoing de Nicolás family members and such shares are to be transferred directly to the Trust. The Technical Committee, which is comprised of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros has voting and dispositive control over all of the shares.
**Based on 335,869,550 Shares issued and outstanding, as reflected in the Issuer’s Annual Report on Form 20-F for the Year ended December 31, 2006.

SCHEDULE 13D

CUSIP No. :

1	NAME OF REPORTING PERSON: Juan Carlos Torres Cisneros

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		134,195,858*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

134,195,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

134,195,858*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.95%**

14	TYPE OF REPORTING PERSON:

IN
*131,338,713 shares are held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the following de Nicolás family members: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez; 2,857,145 shares are held by a Technical Committee for the benefit of the foregoing de Nicolás family members and such shares are to be transferred directly to the Trust. The Technical Committee, which is comprised of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros has voting and dispositive control over all of the shares.
**Based on 335,869,550 Shares issued and outstanding, as reflected in the Issuer’s Annual Report on Form 20-F for the Year ended December 31, 2006.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
EX-99.7.01: SALE AGREEMENT
EX-99.7.02: CREDIT AGREEMENT
EX-99.7.03: FORM OF REVOLVING CREDIT PROMISSORY NOTE
EX-99.7.04: FORM OF PROMISSORY NOTE
EX-99.7.05: PLEDGE AGREEMENTS
EX-99.7.06: FREE TRANSLATION OF THIRD AMENDMENT TO TRUST AGREEMENT
EX-99.7.07: FREE TRANSLATION OF FOURTH AMENDMENT TO TRUST AGREEMENT
EX-99.7.08: JOINT FILING AGREEMENT

Item 1. Security and Issuer.
          This statement relates to Common Shares, without par value, and American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts, each representing six Common Shares, without par value, of Desarrolladora Homex, S.A.B. de C.V., a corporation (sociedad anónima bursatil de capital variable) organized under the laws of the United Mexican States (the “Company”). The Common Shares, including the Common Shares underlying the ADSs, are collectively referred to herein as the “Shares”.
          The principal executive offices of the Company are located at Boulevard Alfonso Zaragoza M. 2204 Norte, 80020, Culiacán Sinaloa, México.
Item 2. Identity and Background.
          This Statement is being filed by Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros (each a “Reporting Person” and collectively the “Reporting Persons”), solely in their capacity as the Trust Management Committee (the “Technical Committee”) formed to manage Trust No. F/466 (the “Trust”). The Trust, through Ixe Banco, S.A. (the “Trustee”), holds 131,338,713 shares for the benefit of the following members of the de Nicolás family: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez (collectively, the “Trust Beneficiaries”). The Technical Committee holds 2,857,145 shares for the benefit of the Trust Beneficiaries, which shares are to be transferred directly to the Trust. The Reporting Persons, acting collectively as the Technical Committee, may be deemed to have beneficial ownership of the Shares held for the benefit of the Trust Beneficiaries; however, each individual Reporting Person disclaims any beneficial ownership as an individual over any such Shares. In addition, all references in this Schedule 13D to the Reporting Persons shall be deemed to be references to the Reporting Persons acting collectively as the Technical Committee and not as individuals.
          The business address of Eustaquio Tomás de Nicolás Gutiérrez is Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico. Eustaquio Tomás de Nicolás Gutiérrez’s present principal occupation is Chairman of the Board of Directors of the Company. Eustaquio Tomás de Nicolás Gutiérrez is a citizen of Mexico.
          The business address of Jose Ignacio de Nicolás Gutiérrez is Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico. Jose Ignacio de Nicolás Gutiérrez’s present principal occupation is Secretary of Economic Development for the State of Sinaloa. The business address for the Government of the State of Sinaloa is Insurgentes S/N Col. Centro Sinaloa C.P. 80129, Culiacán, Sinaloa, Mexico. Jose Ignacio de Nicolás Gutiérrez is a citizen of Mexico.
          The business address of Gerardo de Nicolás Gutiérrez is Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico. Gerardo de Nicolás Gutiérrez’s present principal occupation is Chief Executive Officer of the Company. Gerardo de Nicolás Gutiérrez is a citizen of Mexico.
          The business address of Julian de Nicolás Gutiérrez is Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico. Julian de Nicolás Gutiérrez’s present principal occupation is Vice-President of the Middle Income Division of the Company. Julian de Nicolás Gutiérrez is a citizen of Mexico.
          The business address of Juan Carlos Torres Cisneros is Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico. Juan Carlos Torres Cisneros’ present principal occupation is Private Investor. Juan Carlos Torres Cisneros is a citizen of Mexico.
          During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
          On February 7, 2008, the Trust acquired 17,142,857 Shares from EIP Investment Holdings LLC Comm V.A. for US$150,000,000 with private funds contributed by and loans made by the Trust Beneficiaries or their affiliated entities. US$51,000,000 was borrowed from Citibank, N.A. pursuant to a Credit Agreement, dated December 20, 2007, with interest accruing per annum at .49% above the LIBOR Rate (as defined therein). US$30,000,000 was borrowed from JPMorgan Chase Bank, N.A., pursuant to Revolving Credit Promissory Notes, dated as of January 31, 2008, with interest accruing at a fixed rate per annum equal to .50% above the Adjusted Libor Rate (as defined therein) and a maturity date of October 31, 2009. US$21,546,366 was borrowed from Banco Santander International, pursuant to Promissory Notes, dated February 1, 2008, with interest accruing per annum at .45% above LIBOR (as defined therein) and with a loan term of four years. The descriptions in this Statement of such loans are qualified in their entirety by reference to the loan agreements, which are included as Exhibits 7.02 through 7.04.
          The other Shares held in the Trust were acquired by private funds contributed to the Trust by the Trust Beneficiaries or were contributed to the Trust by the Trust settlors.
Item 4. Purpose of Transaction.
          The 17,142,857 Shares were acquired for investment purposes. The Reporting Persons, acting collectively as the Technical Committee, routinely monitor the performance of the Company and intend to continuously evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. Depending on such evaluations, the Reporting Persons, acting collectively as the Technical Committee, may, at any time and from time to time, direct the Trustee to purchase additional Shares on behalf of the Trust or to dispose of any and all Shares held for the benefit of the Trust Beneficiaries. As part of such evaluations, the Reporting Persons, acting collectively as the Technical Committee, have and may in the future seek the views of, hold active discussions with and respond to inquiries from the Trust Beneficiaries, members of the board, officers or representatives of the Company, stockholders of the Company, and other persons regarding the Company’s affairs and strategic alternatives. The Reporting Persons, acting collectively as the Technical Committee, may from time to time develop plans, or have discussions with third parties, respecting, or propose changes in, the management, composition of the board, policies, operations, capital structure or business of the Company. In connection with these and other plans or proposals that the Reporting Persons, acting collectively as the Technical Committee, may develop, the Reporting Persons, acting collectively as the Technical Committee, may conduct investigations and, if warranted by such review, make and negotiate, or direct the Trustee to make and negotiate, proposals to and with the Company, third persons or directly with other stockholders of the Company concerning the matters addressed in the preceding sentence, and may enter, or direct the Trustee to enter, into agreements with the Company or such third persons in connection with those negotiations and proposals, including confidentiality and/or other arrangements.
          Except as set forth herein, the Reporting Persons, acting collectively as the Technical Committee, do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, acting collectively as the Technical Committee, reserve the right to formulate plans or make proposals, and take such action with respect to the Trust’s investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
Item 5. Interest in Securities of the Issuer.
          (a) – (b) Each Reporting Person is one of five members of the Technical Committee, and in such capacity shares, with the other four Reporting Persons, voting and investment power over all 134,195,858 Shares held for the benefit of the Trust Beneficiaries. Pursuant to the terms of the Third Amendment to the Trust Agreement, dated March 13, 2007, and the Fourth Amendment to the Trust Agreement, dated May 16, 2007 (collectively, the “Amended Trust Agreement”), all decisions of the Technical Committee are taken by a vote of the majority of the members of the Technical Committee. The Reporting Persons, acting collectively as the Technical Committee, may be deemed to have beneficial ownership of the Shares held for the benefit of the Trust Beneficiaries; however, each individual Reporting Person disclaims any beneficial ownership as an individual over any such Shares. In addition, all references in this Schedule 13D to the Reporting Persons shall be deemed to be references to the Reporting Persons acting collectively as the Technical Committee and not as individuals.
          Based on 335,869,550 Shares issued and outstanding, as reflected in the Issuer’s Annual Report on Form 20-F for the Year ended December 31, 2006, the 134,195,858 Shares as to which the Reporting Persons, acting collectively as the Technical Committee, may be deemed to have shared voting and dispositive power constitute approximately 39.95% of the outstanding Shares.
          None of the Reporting Persons, individually, has sole voting or dispositive power over any of the Shares.
          Item 2 is hereby incorporated by reference.
          (c) Except as described in Item 3 above, none of the Reporting Persons, acting collectively as the Technical Committee, has effected any transactions in the Common Stock during the past 60 days.
          (d) All sale proceeds and dividends on the Shares are for the benefit of the Trust Beneficiaries in accordance with following percentages of beneficial interests in the Trust:

Eustaquio Tomas De Nicolás Gutiérrez	29.07%
Gerardo De Nicolás Gutiérrez	27.61%
Julian De Nicolás Gutiérrez	21.80%
José Ignacio De Nicolás Gutiérrez	13.20%
Ana Luz De Nicolás Gutiérrez	8.32%

100%
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Statement is hereby incorporated by reference.
          The purchase of 17,142,857 Shares was made for US$150,000,000 pursuant to a Sale Agreement, dated February 1, 2008, which is included as Exhibit 7.01.
          54,890,997 Shares are pledged to commercial banks under various agreements, including those described in Item 3. The respective banks under such agreements have rights to foreclose on such Shares pursuant to standard default and similar provisions. The descriptions in this Statement of such agreements are qualified in their entirety by reference to the loan agreements and pledge agreements, which are included as Exhibits 7.02 through 7.05.
          The Amended Trust Agreement contains provisions relating to the Shares, including provisions relating to their voting and disposition as described in Item 5. The description in this Statement of the Amended Trust Agreement is qualified in its entirety by reference to the Amended Trust Agreement, which is included as Exhibits 7.06 and 7.07.
          Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
7.01	Sale Agreement, dated February 1, 2007, by and between EIP Investment Holdings L.L.C. COMM V.A. and Ixe Banco, S.A. Fidercomiso F/466.

7.02	Credit Agreement, dated December 20, 2007, by and between Citibank, N.A. and Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez, Ana Luz de Nicolás Gutiérrez and Juan Carlos Torres Cisneros.

7.03	Form of Revolving Credit Promissory Note, dated as of January 31, 2008, entered into by and between JPMorgan Chase Bank, N.A. and affiliated entities of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez, Ana Luz de Nicolás Gutiérrez and Guaranty, dated as of October, 2007 by Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros in favor of JPMorgan Chase Bank, N.A.

7.04	Form of Promissory Notes, dated February 1, 2008, entered into by and between Banco Santander International, and each of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez, Ana Luz de Nicolás Gutiérrez.

7.05	Pledge Agreements relating to the Shares entered into in favor of Citibank, N.A., JPMorgan Chase Bank, N.A., Banco Santander International and UBS AG.

7.06	Free Translation of Third Amendment to Trust Agreement, dated March 13, 2007

7.07	Free Translation of Fourth Amendment to Trust Agreement, dated May 16, 2007

7.08	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 19, 2008

/s/ Eustaquio Tomas de Nicolas Gutierrez
Eustaquio Tomas de Nicolas Gutierrez
Member of Technical Committee

/s/ Jose Ignacio de Nicolas Gutierrez
Jose Ignacio de Nicolas Gutierrez
Member of Technical Committee

/s/ Gerardo de Nicolas Gutierrez
Gerardo de Nicolas Gutierrez
Member of Technical Committee

/s/ Julian de Nicolas Gutierrez
Julian de Nicolas Gutierrez
Member of Technical Committee

/s/ Juan Carlos Torres Cisneros
Juan Carlos Torres Cisneros
Member of Technical Committee

EXHIBIT INDEX
7.01	Sale Agreement, dated February 1, 2007, by and between EIP Investment Holdings L.L.C. COMM V.A. and Ixe Banco, S.A. Fidercomiso F/466.

7.02	Credit Agreement, dated December 20, 2007, by and between Citibank, N.A. and Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez, Ana Luz de Nicolás Gutiérrez and Juan Carlos Torres Cisneros.

7.03	Form of Revolving Credit Promissory Note, dated as of January 31, 2008, entered into by and between JPMorgan Chase Bank, N.A. and affiliated entities of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez, Ana Luz de Nicolás Gutiérrez and Guaranty, dated as of October, 2007 by Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros in favor of JPMorgan Chase Bank, N.A.

7.04	Form of Promissory Notes, dated February 1, 2008, entered into by and between Banco Santander International, and each of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez, Ana Luz de Nicolás Gutiérrez.

7.05	Pledge Agreements relating to the Shares entered into in favor of Citibank, N.A., JPMorgan Chase Bank, N.A., Banco Santander International and UBS AG.

7.06	Free Translation of Third Amendment to Trust Agreement, dated March 13, 2007

7.07	Free Translation of Fourth Amendment to Trust Agreement, dated May 16, 2007

7.08	Joint Filing Agreement